Exhibit 99.2

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

EURONAV NV AND FRONTLINE LTD. SIGN

DEFINITIVE COMBINATION AGREEMENT TO

CREATE A LEADING GLOBAL INDEPENDENT OIL

TANKER OPERATOR

Combination Highlights

•

Transaction structured as a voluntary conditional registered exchange offer initiated by Frontline with an exchange ratio of 1.45 Frontline shares for 1 Euronav share, possibly followed by a squeeze out, with the aim to then propose a merger of Euronav into Frontline to Frontline’s and Euronav’s shareholders as soon as possible

•	Combines the companies’ extensive and complementary platforms and capabilities to shape the new era of sustainable shipping with best-in-class decarbonisation targets

•	Combined group to be named Frontline; operations to continue in Europe and Asia including Belgium, Norway, UK, Singapore and Greece, with headquarters in Cyprus

•	Mr. Hugo De Stoop, current CEO of Euronav, to be CEO of the combined group; Mr. Lars H. Barstad, current CEO of Frontline, to join the Board of the combined group

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

•	Listings of combined group to be on Euronext Brussels, NYSE and OSE

•	Enhanced performance through incremental synergies totaling a minimum of USD 60 million on a full annual run-rate basis

ANTWERP, Belgium and HAMILTON, Bermuda, 11 July 2022 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) and Frontline Ltd. (“FRO” or “Frontline”) (NYSE: FRO - OSE: FRO) are pleased to announce that they have entered into a definitive Combination Agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share (the “Combination”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement memorialises the principal aspects of the previously announced term sheet that was signed on 7 April 2022.

The combined group will create a leading global independent oil tanker owner and operator with the management, capabilities, resources and scale to successfully capitalise on the opportunities presented by the new era in the sustainable shipping industry.

With its complementary platforms, financial strength and skills, the combined group will be particularly well placed to provide innovative, clean and sustainable oil shipping solutions in a highly competitive environment. The combination of the two organizations will create a single best-in-class, highly competent and experienced team. The enlarged fleet will enable the combined group to provide better service to customers on a global basis. Additionally, and in view of rapid technological changes, including digitalisation and new “low carbon fuels” adoption, the combined group will be able to mobilise more resources and achieve meaningful scale to meet these challenges and opportunities from the energy transition.

Commenting on the transaction, Mr. John Fredriksen said: “This transaction creates a clear market leader in the tanker market and will position the combined group for continued, sustainable shareholder value creation and the realisation of significant synergies. Frontline, with a fleet of 146 vessels, will be able to offer value enhancing services for our customers and increase fleet utilisation and revenues which will benefit all stakeholders. I am very excited and give my full support and commitment to this combined platform.”

Mr. Hugo de Stoop, CEO of Euronav said: “The proposed Combination is a huge opportunity to take a leading position in the tanker industry as we seek to master the transition to a world of clean, safe and sustainable shipping. This transaction represents a unique opportunity to deliver substantially better service to our customers, enhanced returns to our shareholders, and to provide a unique platform where people can fully express their talents while advancing our ambitious sustainability strategy towards decarbonisation of the shipping industry.”

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

Mr. Lars H. Barstad, CEO of Frontline said: “Frontline believes this transaction will form a powerful combination at an exciting point in the cycle. We are amalgamating a strong operational, technical and commercial platform to enhance shareholder value.”

Combination Structure

•

The proposed Combination is structured as a voluntary conditional exchange offer (the “Tender Offer”) by Frontline for all outstanding shares of Euronav at an exchange ratio of 1.45 Frontline shares for 1.0 Euronav share, possibly followed by a (simplified) squeeze out, with the aim to then propose a merger of Euronav into Frontline to Frontline’s and Euronav’s shareholders as soon as possible thereafter (the “Merger”). Based on Frontline share price USD 8.34 per share (as of US close 8 July 2022), the proposed exchange rate represents a value of USD 12.09 per Euronav share.

Frontline and Euronav have, in this respect, published a notice in accordance with article 8§1 of the Royal Decree of 27 April 2007 on Public Takeover Bids regarding Frontline’s intention to make the Tender Offer which can be found here:
https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/frontline-ltd-considers-voluntary-public-takeover-bid-on-euronav-nv/ .

•

Assuming all Euronav shares are tendered in the Tender Offer, and following the private acquisitions of Euronav shares in exchange for Frontline shares undertaken in May and June, the combined company will be held as follows: approximately 55% by existing Euronav shareholders and approximately 45% by existing Frontline shareholders.

•

The completion of the Tender Offer will be conditioned upon Frontline owning post Tender Offer at least 50% +1 of all the outstanding shares in Euronav (excluding treasury shares unable to be tendered), the relocation of Frontline to Cyprus, the absence of material adverse change, the receipt of required regulatory approvals and other customary conditions. Frontline together with its affiliate Famatown Finance Limited currently already own 37,881,478 shares in Euronav or 18.8% of the total outstanding shares (excluding treasury shares)[1].

•

Prior to the Tender Offer completion, Euronav will be allowed to pay a dividend for a total amount of USD 0.09 per Euronav share and Frontline will be allowed to pay a dividend of USD 0.15, both with no impact on the exchange ratio; for any dividends from Frontline in excess of such amount, the Euronav shareholders accepting the Tender Offer will receive a compensation per Euronav share equal to the dividend amount per Frontline share times 1.45.

[1]

Or 17.22% including in the denominator the treasury shares currently held by Euronav. The transparency notification made by C.K. Limited can be found via this link: https://www.euronav.com/nl/investeerders/nieuws/persberichten/2022/openbaarmaking-van-een-transparantiekennisgeving-4/

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

•

The combined group will be named Frontline, incorporated and headquartered in Cyprus and will in addition continue to operate from various offices in Europe and Asia including Belgium, Norway, UK, Singapore and Greece.

•	The combined group will be listed on Euronext Brussels, OSE and NYSE upon Tender Offer completion.

•

Following completion of the Tender Offer, the governance and senior leadership of the Group will be as outlined under the header “senior leadership and governance.” Euronav and Frontline will endeavor to complete a full legal merger. Should, after completion of the Tender Offer, a squeeze-out or legal merger of both companies not yet be feasible, then during such interim period to the full merger, Euronav will retain its separate listings on Euronext Brussels and the New York Stock Exchange, and Euronav governance, as well as further integration joint projects and synergies, shall be further organized taking into account legal obligations of Euronext Brussels listed issuers, including article 7:97 of the Belgian Code of companies and associations.

Strategic Benefits of the Combination

The combination will create a leading independent large crude tanker operator with an anticipated market capitalisation of more than USD 4 billion based on market values of the respective companies as of 8 July 2022, adjusted for the shares in Euronav currently held by Frontline.

The combined Net Revenue and EBITDA for the two companies in 2021 was approximately USD 668 million and USD 246 million, respectively.

The combined group will benefit from a balanced global vessel footprint with highly complementary platforms including 146 vessels consisting of 68 VLCC, 56 Suezmaxes, 20 LR2/Aframax and 2 FSO vessels. The best-in-class combined expertise of these businesses, supported by a strong balance sheet and access to attractive financing will support industry leading operational break-even levels for the combined fleet.

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

Value Creation & Synergies

The Combination is anticipated to deliver significant synergies of a minimum of USD 60 million on an annualised basis, including savings in selling, general and administrative expenses and other expenses resulting from (among other things):

•	A larger fleet allowing for a better utilisation through, for example, use of combination voyages

•	Economies of scale driven by cost synergies in respect of daily operational expenditures, dry-dock, and special project expenses

•	Financial savings, primarily owing to a larger and stronger balance sheet improving the cost of debt

The Frontline Board and Euronav Supervisory Board strongly believe the combined group will represent a premier and well-capitalised company through which investors can participate in the tanker market, benefiting from tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital, as well as a highly liquid stock.

Both the Frontline Board and Euronav Supervisory Board consider the transaction to be in the best interests of all shareholders and have each unanimously approved the Combination Agreement, and subject to the absence of a superior bid (as defined in the takeover rules) the Euronav Supervisory Board has undertaken to recommend to its shareholders to tender their Euronav shares in the Tender Offer.

Senior Leadership and Governance

The combined group will be headed by Mr. Hugo De Stoop as Chief Executive Officer. Hugo De Stoop has a strong track record of sustainable value creation. His experience will support the speed of execution of the Combination, allowing the combined group to manoeuvre with efficiency in a tanker industry undergoing rapid and fundamental changes.

The combined group will benefit from an efficient governance structure designed to promote effective performance, with a one-tier Board limited to seven directors, the majority of whom, including the Chair, will be independent.

Upon completion of a legal merger or as soon as Frontline holds 75% or more of Euronav’s outstanding shares (excluding treasury shares held by Euronav), three of the current independent directors of Euronav will be appointed to the combined group’s board. Up to two non-independent directors will be nominated by Frontline’s largest shareholder Hemen Holding Ltd. (“Hemen”), and two new independent directors will be identified by Euronav and Hemen jointly, including the Chair of the board of the combined group. Frontline CEO, Mr. Lars H. Barstad, will join the Board of the combined group as a representative of Hemen Holding Ltd.

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

Should there be an interim period between completion of the Tender Offer and the completion of a legal merger (or as long as Frontline holds less than 75% of Euronav’s outstanding shares (excluding treasury shares held by Euronav)), then upon completion of the Tender Offer a one-tier board comprising seven directors will be implemented by Frontline, with the following nomination rights to reflect a proper balance of representation within the boardroom: three of the current independent directors of Euronav will be appointed to the combined group’s board as independent directors, up to three non-independent directors will be nominated by Hemen, and one new independent director—the Chair of the combined group—will be identified by Euronav and Hemen jointly.

In order to ensure efficient execution of the Combination, an integration committee is preparing the integration plan to be implemented immediately following the closing of the Tender Offer.

Creating a Leader in Sustainable Shipping

The combined group will create a leader in sustainable shipping, aiming for the highest Environmental Social and Governance (“ESG”) standards in the industry. This will provide a platform for extending Euronav and Frontline’s leading positions in sustainable shipping and will allow the combined group to further advance industry best-in-class sustainability practices and strategy. Both entities have set ambitious decarbonisation targets that will be further enhanced through this combination.

Moreover, the combined group will benefit from an ESG committee composed of executive and board representatives. This committee will allow for proper oversight of the combined group’s sustainability strategy.

Indicative Timetable and Next Steps

Frontline will be relocated from Bermuda to Cyprus prior to the launch of the Tender Offer. The Tender Offer is expected to be launched in Q4 2022, once the relocation is achieved, and Frontline intends to proceed with a (simplified) squeeze out if the conditions therefore are met.

The Merger will be pursued as soon as possible following the Tender Offer, with the aim then being to submit the Merger to the Frontline and Euronav shareholders’ meetings. In the meantime, the parties will pursue all the corporate and other steps necessary for the Combination.

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

Advisors

Lazard is serving as financial advisor to Euronav. Freshfields Bruckhaus Deringer LLP is serving as legal counsel to Euronav. ABG Sundal Collier ASA is serving as financial advisor to Frontline and DNB Markets, a part of DNB Bank ASA, has acted as financial advisor to the independent part of the Frontline Board. Advokatfirmaet Schjødt AS, Allen & Overy LLP, Seward & Kissel LLP and MJM Limited are serving as legal counsel to Frontline in connection with the combination. KPMG is advising Frontline on tax related matters.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

NO FORMAL NOTIFICATION OF TAKEOVER BID UNDER BELGIAN TAKEOVER RULES

Frontline and Euronav have issued a separate notice in accordance with article 8§1 of the Royal Decree of 27 April 2007 on Public Takeover Bids regarding Frontline’s intention to make the Tender Offer which can be found here:
https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/frontline-ltd-considers-voluntary-public-takeover-bid-on-euronav-nv/ . Such notice is merely an expression of an intention, and neither such notice nor this press release constitutes a formal notification of a takeover bid within the meaning of the Royal Decree of 27 April 2007 and the Law of 1 April 2007 on Public Takeover Bids.

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

If Frontline decides to formally launch the Tender Offer, it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the Tender Offer, it will report about this in accordance with its legal obligations.

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline intends to file with the SEC a registration statement on Form F-4 with a proxy statement containing information about the relocation. Frontline will mail a final prospectus and proxy information and other relevant documents after the SEC completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy information will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Frontline without charge, at the SEC’s website (www.sec.gov). Copies of the filings with the SEC can also be obtained, without charge, by directing a request to: Anders Søvde Henriksen, anders.henriksen@frontmgt.no. Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the SEC by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchange

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/sec-filings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Eur.onav NV	Frontline Ltd.
Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com	Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PRESS RELEASE

Regulated information This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the

Council of 16 April 2014 on market abuse (market abuse regulation)

11 July 2022 – 10.00 am CET

About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 18 VLCCs (with further five due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (with further three under construction), 24 Suezmaxes (of which two vessels time chartered in) with a further three under construction and 2 FSO vessels under long term contract.